Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017
December 28, 2023
Re:	Patria Latin American Opportunity Acquisition Corp. Form 10-K for the year ended December 31, 2022 File No. 001-41321

Mr. Jeffrey Lewis
Mr. Isaac Esquivel

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Patria Latin American Opportunity Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022 contained in the Staff’s letter dated December 19, 2023 (the “Comment Letter”).

Set forth below is the Company’s response to the Staff’s comment included in the Comment Letter. For convenience, the Staff’s comment included in the Comment Letter is repeated below in italics, followed by the Company’s response to such comment as well as a summary of the responsive actions taken.

Form 10-K for the year ended December 31, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the Company’s sponsor, Patria SPAC LLC, a Cayman Islands limited liability company, is controlled by, and has substantial ties with, non-U.S. persons domiciled principally in the Cayman Islands. The Company does not believe that any such relationships would materially impair the ability of the Company to complete a business combination. The Company will, however, include in future Forms 10-K to be filed with the Commission prior to the completion of its initial business combination and, if appropriate, any proxy and/or registration statement to be filed with the Commission in connection with the Company’s initial business combination, the following language highlighting the risk to investors that the Company may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS).

“We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations or review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”).

Our Sponsor is controlled by, and has substantial ties with, non-U.S. persons domiciled principally in the Cayman Islands. Acquisitions and investments by non-U.S. Persons in certain U.S. business may be subject to rules or regulations that limit foreign ownership. In addition, CFIUS is an interagency committee authorized to review certain transactions involving investments by foreign persons in U.S. businesses that have a nexus to, amongst other things, critical technologies, critical infrastructure and/or sensitive personal data in order to determine the effect of such transactions on the national security of the United States. For so long as our Sponsor retains a material ownership interest in us, we may be deemed a “foreign person” under such rules and regulations, any proposed business combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to such foreign ownership restrictions, CFIUS review and/or mandatory filings. If our potential initial business combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate an initial business combination with such business. In addition, if our potential business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of any U.S. business of the combined company if we proceed without first obtaining CFIUS clearance. These potential limitations and risks may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in competing with other special purpose acquisition companies which do not have similar foreign ownership issues. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time-period may require us to liquidate. If we liquidate, our public shareholders may only receive their pro rata share of amounts held in the trust account, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.”

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Please do not hesitate to contact me at (212)-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc: José Augusto Gonçalves de Araújo Teixeira, Chief Executive Officer, Patria Latin American Opportunity Acquisition Corp.

December 28, 2023	2